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Filed by United Pan-Europe Communications N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
Subject Company: United Pan-Europe Communications N.V.
Commission File No.: 333-36848

On May 22, 2000, United Pan-Europe Communications N.V., a Netherlands public limited liability company, and SBS Broadcasting S.A., a Luxembourg public limited liability corporation, jointly issued the following press release:

[LOGO OF UPC]                                         [LOGO OF SBS BROADCASTING]


For Immediate release

UPC AND SBS BROADCASTING AGREE TO TERMINATE EXCHANGE OFFER AGREEMENT

AMSTERDAM and LUXEMBOURG, 22 MAY 2000 - United Pan-Europe Communications N.V. (Amsterdam Stock Exchange (AEX):UPC; NASDAQ: UPCOY) and SBS Broadcasting S.A. (AEX: SBSB; NASDAQ: SBTV) announced jointly today that they have agreed to terminate the Exchange Offer Agreement dated March 9, 2000, as amended on April 11, 2000, between the two companies.

Commenting for UPC, Mark Schneider, Chairman and CEO, stated: "Because of the continuing turmoil in the financial markets, we have reluctantly taken the decision not to proceed with the acquisition of SBS. Given UPC's current share price levels it is simply not practical to complete the transaction.

"UPC is SBS's largest shareholder and we remain fully committed to the SBS strategy, particularly the separate alliances our companies have created together. Harry Sloan and his management team have built a very solid and growing business. UPC will continue to aggressively pursue its joint ventures with SBS in the areas of developing content for multiple distribution networks, including chello. For example, in April 2000, we announced the first two of our four planned thematic channels, a youth-oriented film channel, targeted to a younger 18-34 demographic, and a Gold channel, an archive-themed channel with broader demographic appeal. Two additional channels are expected to be announced shortly, one of which is anticipated to be a shopping channel."

Speaking for SBS, Harry Evans Sloan, Chairman and CEO, said: "It's unfortunate that the decline in the financial markets has forced UPC to abandon a transaction that made great sense for both companies. But, given SBS's strong operating performance and continuing growth prospects, we simply could not entertain anything less than a superior transaction for our shareholders.

"UPC is a substantial and growing company with great assets, good management and a pan-European footprint that is congruent with SBS's own operations. We will continue to work closely together, particularly in the areas of programming, subscription

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services and new media, as we seek to leverage our respective businesses to mutual advantage."

Description of Parties Issuing Press Release:

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently broadcasts include: Sweden, Norway, Denmark, Belgium, The Netherlands, Hungary, Switzerland, Finland, Greece and Slovenia. SBS is also an emerging presence in many aspects of European new media. SBS holds ownership interests in a variety of e-commerce activities. A joint venture between SBS and Endemol, Holland's leading production company, is developing @FUN, Holland's first entertainment portal and through vt4.net, SBS is the leading provider of free Internet access services in Belgium. SBS' radio station KISS-FM has the most heavily trafficked
Internet site in Finland.   HOT Italia, a joint venture amongst HOT Europe, SBS
and HSN, will launch Italy's first live home shopping channel late in 2000.

Headquartered in Amsterdam, UPC is one of the most innovative broadband communications companies in Europe and owns and operates the largest pan-European group of broadband communication networks. UPC provides cable television, telephony, high-speed Internet access and programming services in thirteen countries across Europe and in Israel. As of March 31, 2000, on an aggregate basis (pro-forma for announced acquisitions), UPC's aggregated footprint reached 15.8 million franchise homes and 12.9 million homes passed with approximately 8.4 million basic cable subscribers. In addition, UPC systems had 271,400 residential telephony lines and 22,500 business telephony lines as well as 176,800 residential Internet subscribers and 4,300 business Internet subscribers.

UPC is a consolidated subsidiary of Denver based UnitedGlobalCom Inc. ("United") (NASDAQ: "UCOMA") and Microsoft has an interest of approximately 7.0% in UPC.


Legal Disclaimers and Safe Harbor Statements:

The tender offer described in this announcement for the outstanding shares of SBS has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through a prospectus and the Letter of Transmittal.

The Merger Committee of The Netherlands has been notified in accordance with the Netherlands Merger Code.

UPC and SBS do not currently envisage that the transaction, if consummated, will result in material consequences for employees of the operations of UPC and SBS in the Netherlands.

Statements in this press release regarding SBS's and UPC's businesses which are not historical facts are "forward-looking statements" that involve risks and uncertainties. These risks and uncertainties include the parties' abilities to consummate the transaction and develop the business concepts outlined.

IN CONNECTION WITH ITS PROPOSED EXCHANGE OFFER, UPC HAS FILED A REGISTRATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"), A PRELIMINARY PROSPECTUS INCLUDED IN THAT REGISTRATION STATEMENT AND A TENDER OFFER STATEMENT ON

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SCHEDULE TO. EXCHANGE OFFER MATERIALS AND OTHER MATERIALS RELATING TO THE OFFER
WILL ALSO BE FILED WITH THE SEC. INVESTORS ARE URGED TO READ THE PROSPECTUS, THE TENDER OFFER STATEMENT AND EXCHANGE OFFER MATERIALS AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION.

MATERIALS FILED WITH THE SEC WILL BE AVAILABLE ELECTRONICALLY, WITHOUT CHARGE, AT AN INTERNET SITE MAINTAINED BY THE SEC. THE ADDRESS OF THAT SITE IS HTTP://WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND EXCHANGE OFFER MATERIALS FILED WITH THE SEC WILL BE MAILED TO SBS SHAREHOLDERS AND MAY BE OBTAINED WITHOUT CHARGE FROM UPC OR SBS UPON REQUEST. DOCUMENTS FILED WITH THE SEC WITH RESPECT TO THE OFFER MAY BE OBTAINED FROM UPC DIRECTING A REQUEST TO UNITED PAN-EUROPE COMMUNICATIONS N.V., FRED. ROESKESTRAAT 123, P.O. BOX 74763, 1070 BT AMSTERDAM, THE NETHERLANDS, TELEPHONE +31-20-778-9840.

UNLESS UPC OTHERWISE DETERMINES, THE EXCHANGE OFFER WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY THE USE OF THE MAILS OR ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, TELEPHONICALLY OR ELECTRONICALLY) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL, STATE OR OTHER SECURITIES EXCHANGE OF CANADA, AUSTRALIA OR JAPAN AND WILL NOT BE CAPABLE OF ACCEPTANCE BY ANY SUCH USE, MEANS, INSTRUMENTALITY OR FACILITY WITHIN CANADA, AUSTRALIA OR JAPAN AND THIS ANNOUNCEMENT MAY NOT BE DISTRIBUTED IN ANY SUCH JURISDICTIONS.

THIS ANNOUNCEMENT HAS BEEN ISSUED BY UPC AND HAS BEEN APPROVED BY GOLDMAN SACHS INTERNATIONAL FOR THE PURPOSES OF SECTION 57 OF THE UK FINANCIAL SERVICES ACT 1986.

Contacts:

 For UPC:

 Charlie Bracken, Chief Financial Officer, UPC
 Tel:                                                  +44 207 518 7995
 Fax:                                                  +44 207 518 7994
 Email:                                                cbracken@upclondon.com
                                                       ----------------------

 Shane O'Neill, Managing Director of Strategy,
 Acquisitions & Corporate Development, UPC
 Tel:                                                  +44 207 518 9150
 Fax:                                                  +44 207 518 7980
 Email:                                                soneill@upclondon.com
                                                       ---------------------

 Ruth Pirie, Director of Investor Relations, UPC
 Tel:                                                  +44 207 518 7980
 Fax:                                                  +44 207 518 7981
 Mobile:                                               +44 778 841 7083
 Email:                                                rpirie@upclondon.com
                                                       --------------------


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 Henrietta Hirst, Director of Group Corporate
 Communications, UPC
 Tel:                                                  +44 207 518 7996
 Fax:                                                  +44 207 518 7981
 Mobile:                                               +44 788 074 2375
 Email:                                                henrietta@upclondon.com
                                                       -----------------------
                                                       www.upccorp.com
                                                       ---------------


 For SBS Broadcasting:

 Investors:  Chris Plunkett or Michael
 Smargiassi
 Brainerd Communicators, Inc.
 Tel:                                                  +1 212 986 6667

 Press:  Jeff Pryor
 Pryor & Associates
 Tel:                                                  +1 818 382 2233

 or

 Catrioina Cockburn
 Citigate Dewe Rogerson
 Tel:                                                 +44 207 292 2924